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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
Mamma.com Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

56150Q102
(CUSIP Number)

MARCH 12, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 56150Q102

1.	Names of Reporting Persons. Martin Bouchard
	I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)
	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares		5.	Sole Voting Power 50,000
Beneficially		6.	Shared Voting Power 0
Owned by Each		7.	Sole Dispositive Power 50,000
Reporting Person With:		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 pages

SEC 1745(3-06)

Item 1.

(a)     Name of Issuer

Mamma.com Inc.

(b)     Address of Issuer's Principal Executive Offices

388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada H2Y 1S1

Item 2.

(a)     Name of Person Filing

Martin Bouchard

(b)     Address of Principal Business Office or, if none, Residence

CP 75102
Quebec City, Quebec, Canada G1Y 3C6

(c)     Citizenship

Canada

(d)     Title of Class of Securities

Common Stock

(e)     CUSIP Number

56150Q102

Item 3. If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned: 50,000

(b)     Percent of class 0.0%

(c)     Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote 50,000

(ii)    Shared power to vote or to direct the vote 0

(iii)   Sole power to dispose or to direct the disposition of 50,000

(iv)  Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Page 3 of 4 pages

SEC 1745(3-06)

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following : ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 5, 2007
Date

/s/ Martin Bouchard
Signature

Martin Bouchard
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 4 of 4 pages

SEC 1745(3-06)